FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

1600 – 409 Granville Street, Vancouver, BC V6C 1T2

(Address of principal executive offices)

Attachments:

1.

News Release dated September 5, 2006

2.

News Release dated September 7, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: October 17, 2006

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

1600 – 409 Granville St. Vancouver, B.C. V6C 1V5

FOR IMMEDIATE RELEASE

Taurus II Drilling Begins

Vancouver, BC, September 5, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that the Company has commenced an 8,000 meter diamond drilling program at its 100% owned Taurus II Project located on the Company’s Table Mountain Property in Northern BC.  The drilling is designed to test the recent soil survey and trenching anomalies for gold mineralization in both highgrade vein and surrounding lower grade carbonate alteration and quartz stringer zones.

Gold mineralization at Taurus II, and throughout the Cassiar Gold Camp is hosted in volcanic rocks.  Gold grades have been found to be best when the host volcanic rocks have been “capped” by a layer of shale-like sedimentary rocks known as argillite, and other metamorphic rocks known as listwanite.  These rocks acted as barriers that trapped rising gold bearing hydrothermal fluids allowing gold to be deposited in the underlying volcanics.

The Company’s 2006 soil geochemical survey and trenching programs targeted a “capped” area that has had limited exploration for gold potential in the past.  Results to date indicate the Company has been successful in identifying numerous quartz vein zones in altered volcanics around the edges of the argillite cap. These veins are trending into and under the cap and there is possibility of gold enrichment below it.

“Our programs this season have discovered numerous new zones on surface indicating potential for new gold mineralization” said VP Exploration Lesley Hunt.  “Diamond drilling is the next step to test these zones for size and grade at depth.  As an explorationist, this is by far the most exciting part of our work.”

Garth D. Kirkham, BSc, PGeoph, PGeo, is a Cusac Director and Qualified Person for the technical portion of this News Release under National Instrument 43-101.

Cusac Gold Mines, Ltd. is a gold mining company in existence since 1966.  Cusac has a dominant land position in the Cassiar Gold Camp of northern BC, where it has recently re-opened it’s 100% owned and operated Table Mountain Gold Mine.  Cusac’s Cassiar area holdings also include 30% of the 1.04 million ounce, low-grade, bulk tonnage, resource at the Taurus deposit (see the Company’s February 03, 2006 news release), and is exploring for more bulk-tonnage, disseminated gold mineralization nearby at its 100% owned Taurus II project.  Please visit our website www.cusac.com for more details.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

1600 – 409 Granville St. Vancouver, B.C. V6C 1V5

FOR IMMEDIATE RELEASE

Cusac Signs Memorandum with Dease River First Nation Regarding Kaska Traditional Territory

Vancouver, BC, September 7, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that the Company has entered into a Memorandum of Understanding (“MOU”) with the Dease River Band Council of Good Hope Lake, BC, part of the Kaska Nation, whereby the parties have agreed to work together to support the Company’s exploration and mining activities near Cassiar, BC, in a way that respects and acknowledges the rights and aspirations of the Kaska First Nation regarding their Traditional Territories.

Under the MOU, the parties acknowledge that the Company’s Table Mountain Property lies within Kaska Traditional Territory, and that rights to traditional uses of the land, such as hunting and fishing, extend across the Property. The MOU also sets out a framework whereby the Company will ensure that information regarding opportunities for employment, contracting, materials supply, and provision of other services are provided to the Dease River Band Council at Good Hope Lake, BC, in a timely manner.  The Company presently and in the past has employed and trained members of the Good Hope Lake community, and negotiations are ongoing as to possible supply of lumber, fuel and other goods and services.  The MOU also acknowledges that consultation and information sharing are of prime importance and a regular timetable for meetings and discussion is set out.

“I would like to thank Dease River First Nation Chief Cathy Lee and her colleagues for sharing their heritage and vision respecting their land, and hearing our vision for developing the Cassiar Gold Camp into a premier gold producing region,” said Cusac CEO David Brett.  “I look forward to partnering with the Dease River First Nation to build prosperity in the region through responsible exploration and mining practices that respect the local community’s concerns, aspirations and keen desire to protect the health of the land for future generations.”

“The Dease River First Nation is looking forward to the opportunity of working with Cusac once again and being a big part of the development of the mine, “ said Dease River First Nation Chief Cathy Lee.  “The Dease River First Nation is very keen on development in our Traditional Territory in all sectors of mining, forestry, and tourism that would involve the Kaska Dena and would recognize the Cultural and Ecological importance to the Kaska.”

“With the reopening of Cusac the local economy in our area will pick up, therefore benefiting our community through services that are available from our membership, store, sawmill, and other services that the Kaska Nation can provide.  The Dease River First Nation and Cusac will have regular meetings that will ensure that we are progressing in the direction that both parties have agreed to and that the Dease River First Nation is in full support of the MOU that was signed and look forward to a prosperous working relationship with Cusac Gold.”

Cusac Gold Mines, Ltd. is a gold mining company in existence since 1966.  Cusac has a dominant land position in the Cassiar Gold Camp of northern BC, and is re-starting gold production from high-grade quartz veins on Table Mountain.  Cusac also owns over 30% of the low-grade, bulk tonnage, million-ounce resource at the Taurus deposit, and is exploring for more bulk-tonnage, disseminated gold mineralization nearby at its 100% owned Taurus II project.  Please visit our website www.cusac.com for more details.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.